

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

<u>Via E-mail</u>
Lisa Norman
Chief Executive Officer
American Home Alliance Corporation
706 Orchid Drive, Suite D
Bakersfield, California   93308

Re: **American Home Alliance Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2013**
**Filed June 2, 2014**
**File No. 033-13474-NY**

Dear Ms. Norman:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

.

Sincerely,

/s/ Stephen Krikoiran

Stephen Krikorian
Accounting Branch Chief